United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 2 April 2021

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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LONDON, 11th May 2021

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the First-Quarter ended 2 April 2021

Resilient performance despite tough backdrop; pandemic impact starting to ease

				CHANGE VS Q1 2020
Q1 2021	REVENUE	VOLUME (UNIT CASES1)	REVENUE PER UNIT CASE[2,3,4]	COMPARABLE VOLUME[4]	REVENUE PER UNIT CASE[2,3,4]	FX-NEUTRAL REVENUE[4]	REVENUE
Europe	€2,293m	489m	€4.70	(10.0)%	(1.5)%	(7.5)%	(7.5)%
API (Australia, Pacific & Indonesia)[5]	€797m	160m	€4.89	(2.5)%	4.0%	6.0%	8.0%
Total[6] (pro forma)	€3,090m	649m	€4.75	(8.5)%	0.0%	(4.5)%	(4.0)%

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:

"Trading conditions remained similar to the last quarter of 2020, with renewed restrictions in many of our markets impacting the away-from-home channel. We have been able to keep on winning, gaining value share in store7 and online8, through our ability to adapt, strong execution and continued focus on our core brands.

“While the pandemic persists and the precise nature and timing of the recovery is unknown, there is optimism ahead. Indeed, the strong post pandemic recovery in two of our new markets, Australia & New Zealand, highlight the positive impact of increased mobility, which will in time come to our other markets. In Europe, although conditions remain challenging, we are encouraged by an improving trend across the quarter, especially in GB, with good at-home consumption. Early and decisive in-market actions taken by our colleagues, our disciplined investments in the longer term and our focus on driving efficiencies throughout our business, collectively ensure we will emerge stronger than before.

“We are delighted that as of yesterday the acquisition of Coca-Cola Amatil has closed and we are now Coca-Cola Europacific Partners. Bringing together two of the world’s best bottlers provides exciting growth opportunities and an even stronger strategic relationship with The Coca-Cola Company. We will go further, together, creating value for shareholders and a better, more sustainable future for all stakeholders.”

___________________________________________________________________________________________

[1] A unit case equals approximately 5.678 litres or 24 8-ounce servings; [2] Fx-neutral; [3] API inc. alcohol & coffee; Q1’21 non-alcoholic ready to drink revenue per unit case was €4.55; [4] Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details; [5] Acquisition of Coca-Cola Amatil (CCL) completed on 10.May.21. API Q1 revenue and volume measures for period 01.Jan.21 to 02.Apr.21 provided by CCL management. Revenue includes preliminary adjustments to present on a basis consistent with CCEP accounting policies; [6] Total pro forma as if the acquisition of API occurred on 01.Jan.21 for illustrative purposes only. It is not intended to estimate or predict future financial performance or what actual results would have been. See footnote 5; [7] Nielsen Global Track non-alcoholic ready to drink data YTD to w/e IS 28.Mar.21, GB 03.Apr.21, ES PT DE NL FR BE SE & NO 04.Apr.21; [8] Non-alcoholic ready to drink online: Data to w/e GB 03.Apr.21 (Retailer EPOS+Nielsen), ES FR & NL 04.Apr.21 (Nielsen);

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Europe Q1 Revenue2,4 (-7.5%)

NARTD value share gains across measured channels both in store6 (+1.2pts) & online7 (+2.6pts)
Comparable volume4 -10.0% driven by ongoing pandemic restrictions across our markets
•volumes by channel: Away from home (AFH) -34.5% reflecting widespread outlet closures; Home +4.0%
•volumes across Q1: Jan-Feb -14.0%; March -4.5% reflecting the PY introduction of restrictions (timing varied across markets)
Reported volume -6.0% reflecting the benefit of 3 additional selling days
Revenue per unit case1 -1.5%2,4 driven by adverse pack & channel mix (e.g. immediate consumption -28.5%), partially offset by underlying favourable price & brand mix

API Q1 Revenue2,4,5 (+6.0%)

Note 10th May 2021 implementation date of Coca-Cola Amatil acquisition. Pro forma revenue5 provided above & on page 5 by geography
Revenues2,4,5: Australia +8.0%; Pacific8 +11.0%; Indonesia9 -3.0%
Trading reflects
•strong post pandemic recovery in Australia & NZ & cycling the effects of the Australian bushfires
•continued restrictions in Indonesia, partially offset by soft comparables due to the flooding in the Greater Jakarta Region
Reported volumes +2.0% reflecting the benefit of 3 additional selling days

Other

Dividend: to be announced at Q3 for the full-year to reflect the earnings of the enlarged business

FY21: Unable to provide FY21 outlook guidance given ongoing COVID-19 uncertainty

Sustainability
•Europe:
◦Germany will transition to 70% rPET in FY21
◦Netherlands became 100% rPET market in Q1
•API: Joined RE100 renewable energy initiative & committed to powering its operations with 100% renewable electricity by 2030 (by 2025 in Australia & NZ)
___________________________________________________________________________________________

[1] A unit case equals approximately 5.678 litres or 24 8-ounce servings; [2] Fx-neutral; [3] API inc. alcohol & coffee; Q1’21 non-alcoholic ready to drink revenue per unit case was €4.55; [4] Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details; [5] Acquisition of Coca-Cola Amatil completed on 10.May.21. API Q1 revenue measures for period 01.Jan.21 to 02.Apr.21 provided by CCL management. Revenue includes preliminary adjustments to present on a basis consistent with CCEP accounting policies. Pro forma as if the acquisition of API occurred on 01.Jan.21 for illustrative purposes only. It is not intended to estimate or predict future financial performance or what actual results would have been; [6] Nielsen Global Track non-alcoholic ready to drink data YTD to w/e IS 28.Mar.21, GB 03.Apr.21, ES PT DE NL FR BE SE & NO 04.Apr.21; [7] Non-alcoholic ready to drink online: Data to w/e GB 03.Apr.21 (Retailer EPOS+Nielsen), ES FR & NL 04.Apr.21 (Nielsen); [8] Pacific=New Zealand & the Pacific Islands; [9] Indonesia=Indonesia & Papua New Guinea; Note: Unless stated otherwise, changes are versus equivalent 2020 period

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EUROPE: FIRST-QUARTER REVENUE PERFORMANCE BY GEOGRAPHY
Unaudited, changes versus Q1 2020

	REVENUE	REVENUE % CHANGE	FX-NEUTRAL REVENUE % CHANGE
Great Britain	€498m	0.5%	1.5%
France (France & Monaco)	€411m	(0.5)%	(0.5)%
Germany	€467m	(9.5)%	(9.5)%
Iberia (Spain, Portugal & Andorra)	€420m	(20.5)%	(20.5)%
Northern Europe[1]	€497m	(5.0)%	(5.5)%
Total	€2,293m	(7.5)%	(7.5)%
[1] Belgium, Luxembourg, Netherlands, Norway, Sweden & Iceland

Great Britain
•Modest comparable volume declines impacted by restrictions & outlet closures in HoReCa1 offset by robust Home channel performance. Sparkling volumes were flat, with solid growth in Coca-Cola Zero Sugar, flavours, mixers & energy
•Revenue/UC2 was broadly flat as positive underlying price was offset by adverse mix due to outperformance of the Home channel, in particular the growth in future consumption packs (e.g. large PET +5.5% & multipack cans +50%), alongside immediate consumption weakness in both channels

France (France & Monaco)
•Comparable volume impacted by restrictions & AFH outlet closures partially offset by good growth in the Home channel. Coca-Cola Zero Sugar, Monster & Capri-Sun all outperformed
•Revenue/UC2 was broadly flat as adverse channel & pack mix (e.g. glass -76%) was offset by favourable brand mix & underlying price

Germany
•Comparable volume impacted by restrictions & AFH outlet closures, offset by good growth in the Home channel. Coca-Cola Zero Sugar & Monster both grew
•Revenue/UC2 decline was driven by adverse channel & pack mix which was partially offset by favourable brand mix, in particular the growth in energy & the reorienting of our hydration portfolio

Iberia (Spain, Portugal & Andorra)
•Volume impacted by significant exposure to the AFH channel, particularly in Spain given over-indexing in exposure to HoReCa1. The Home channel also suffered due to weakness in the Cash & Carry channel3. Monster & Coca-Cola Zero Sugar both outperformed
•Revenue/UC2 significantly impacted by channel mix given the closure of HoReCa1 outlets in addition to negative pack mix (e.g. glass -55%)

Northern Europe
•Volume declines driven by AFH, reflecting increased COVID-19 restrictions & HoReCa1 outlet closures (varied by market). This was partially offset by growth in the Home channel led by Norway and the Netherlands. Coca-Cola Zero Sugar & Monster grew volumes
•Revenue/UC2 decline driven by underlying price reduction due to changes in Norwegian sugar taxes, partially offset by positive country & brand mix (e.g. energy +30%)
___________________________________________________________________________________________

[1] HoReCa = Hotels, Restaurants & Cafes; [2] Revenue per unit case; [3] Cash & Carry included in Home channel for Iberia (~12.5% of 2019 Iberia volume), elsewhere included in AFH channel; Note: All values are unaudited, changes versus equivalent prior year period; comparable volumes

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EUROPE: FIRST-QUARTER VOLUME PERFORMANCE BY CATEGORY1

COMPARABLE VOLUME % CHANGE
Sparkling	(7.5)%
Coca-Cola®	(8.0)%
Flavours, Mixers & Energy	(5.5)%
Stills	(29.0)%
Hydration	(41.5)%
RTD Tea, RTD Coffee, Juices & Other[2]	(12.0)%
Total	(10.0)%

SPARKLING

Coca-Cola®

•Transactions -11.0%3, reflecting decline in small glass & PET, partially offset by growth in multipack cans
•Classic -11.5%; Lights -2.5%, reflecting a decline in Diet/light taste partially offset by growth in the newly reformulated & rebranded Coca-Cola Zero Sugar (+0.5%)
Flavours, Mixers & Energy

•Fanta -11.0% driven by impact of COVID-19 on AFH, offset by growth in Home
•Energy +34.0% reflecting growth in both channels led by Monster (+39.0%). On track to double energy business4
•Schweppes mixers +8.0% driven by growth in the Home channel

STILLS

Hydration

•Soft performance reflecting the impact of COVID-19 & it's exposure to immediate consumption across both channels

RTD Tea, RTD Coffee, Juices & Other2

•Solid value share gains in the RTD tea category driven by Fuze Tea5
•Costa RTD growth supported by launch of Vanilla Latte & Flat White
•Juice drinks -7.5% reflecting exposure to on-the-go occasions offset by solid growth of Capri-Sun in France

___________________________________________________________________________________________

[1] Adjusted for selling day shift; Does not include volumes from API; [2] RTD refers to ready to drink; [3] Defined as the serving container that is ultimately used directly by the consumer. It can be a standalone container or one part of a multipack; [4] Base year of 2019; [5] Nielsen Data YTD to w/e - IS 28.Mar.21 | GB 03.Apr.21 | ES PT DE NL FR BE SE & NO 04.Apr.21; Note: All values are unaudited, changes versus equivalent prior year period; comparable volumes

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Supplementary Financial Information

		CHANGE VS Q1 2020
Q1 2021 - API REVENUE BY GEOGRAPHY	REVENUE	FX-NEUTRAL REVENUE[2]	REVENUE
Australia	€516m	8.0%	14.0%
Pacific (New Zealand & the Pacific Islands)	€139m	11.0%	13.0%
Indonesia & Papua New Guinea	€142m	(3.0)%	(12.0)%
Total API[1]	€797m	6.0%	8.0%

Investor Event
•CCEP will host a virtual event through its website, www.cocacolaep.com, beginning at 13:00 BST, 14:00 CEST & 08:00 a.m. EDT on 11 May 2021. A presentation will be followed by a Q&A session
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Financial Calendar
•First-half 2021 results: 2 September 2021

Contacts

Investor Relations
Sarah Willett	Joe Collins	Claire Copps
+44 7970 145 218	+44 7583 903 560	+44 7980 775 889
Media Relations
Shanna Wendt	Nick Carter
+44 7976 595 168	+44 7976 595 275
______________________________________________________________________________________
[1] Acquisition of Coca-Cola Amatil (CCL) completed on 10.May.21. API Q1 revenue measures for period 01.Jan.21 to 02.Apr.21 provided by CCL management. Revenue includes preliminary adjustments to present on a basis consistent with CCEP accounting policies. Pro forma as if the acquisition of API occurred on 01.Jan.21 for illustrative purposes only. It is not intended to estimate or predict future financial performance or what actual results would have been; [2] Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details;
Note: Supplementary financial information includes additional disclosure for API revenue by geography. This will be provided on a half-year and full-year basis going forward.

About CCEP
Coca-Cola Europacific Partners is one of the leading consumer goods companies in the world. We make, move and sell some the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

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Forward-looking statements

This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries, including Coca-Cola Amatil Limited and its subsidiaries (together "CCL", and CCL with Coca-Cola Europacific Partners plc and its subsidiaries together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of CCL (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2020 Annual Report on Form 20-F filed with the SEC on 12 March 2021, including the statements under the following headings: Business continuity and resilience (such as the adverse impact that the COVID-19 pandemic and related government restrictions and social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products); Packaging (such as refillables and recycled plastics); Cyber and social engineering attacks and IT infrastructure; Economic and political conditions (such as the UK’s exit from the EU, the EU-UK Trade and Cooperation Agreement, and uncertainty about the future relationship between the UK and EU); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Legal, regulatory and tax (such as the development of regulations regarding packaging, taxes and deposit return schemes); Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Perceived health impact of our beverages and ingredients, and changing consumer buying trends (such as sugar alternatives and other ingredients); Competitiveness, business transformation and integration; People and wellbeing; Relationship with TCCC and other franchisors; Product quality; and Other risks;

2. those set forth in the "Business and Sustainability Risks" section of CCL's 2020 Financial and Statutory Reports including the statements under the following headings: COVID-19 related risks; The Coca-Cola Company (TCCC) and other brand partners relationship risk; Economic and political risks; Cyber risk; Foreign exchange risk; Key personnel risk; Beverage industry risk; Regulatory risk; Corporate social responsibility risk; Climate change risk; Supply chain risk; Litigation and legal disputes risk; Malicious product tampering risk; Workplace Health & Safety (WHS) risk; Business interruption risk; Product quality risk; Fraud risk; and

3. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to CCL or the Acquisition could prove to be inaccurate; burdensome conditions imposed in connection with any regulatory approvals; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees as a result of the Acquisition or during integration of the businesses and disruptions resulting from the Acquisition, making it more difficult to maintain business relationships; the potential for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) litigation related to the Acquisition.

The full extent to which the COVID-19 pandemic will negatively affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Note regarding the presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period over period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our consolidated financial statements.

‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.

‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 11, 2021	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer